UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CESCA THERAPEUTICS INC.

(Name of Issuer)

Common Stock, par value $0.0001

157131103

(CUSIP Number)

Kenneth L. Harris

c/o Cesca Therapeutics Inc.

2711 Citrus Road

Rancho Cordova, CA 95742

(916) 858-5100

And

Joel M. Bernstein

McDermott Will & Emery LLP

2049 Century Park East, 38th Floor

Los Angeles, CA 90067-3218

(310) 277-4110

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157131103

1.	Names of Reporting Persons.
Kenneth L. Harris
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)		☐
	(b)		☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of	7.	Sole Voting Power 4,547,102 *
Shares	8.	Shared Voting Power 0
Beneficially by	9.	Sole Dispositive Power 4,547,102
Owned by Each	10.	Shared Dispositive Power 0
Reporting
Person With
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,547,102*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 11.3%
14.	Type of Reporting Person (See Instructions) IN

* Does not include 50,000 shares of restricted stock of the Issuer held by the Reporting Person.

This statement on Schedule 13D is being filed as Amendment No. 2 to the statements on Schedule 13D filed by Kenneth L. Harris and Mitchel Sivilotti on February 28, 2014 as amended by a joint filing of Amendment No 1 to those filings which was made, together with certain other Reporting Persons on October 27, 2014. This Amendment No. 2 is being made in order to (1) delete the additional Reporting Persons included in Amendment No. 1 since the Reporting Person is no longer part of a “group” with such persons and (2) revert to a filing that is separate from that of Sivilotti.

Terms not otherwise defined herein are given the meanings set forth in the original Schedules 13Ds filed by Harris and Sivilotti, as amended to date. Except as otherwise set forth herein, this Amendment No. 2 does not amend the prior filings.

Item 2.	Identity and Background. Information with respect to the Reporting Person:

a.-c and f

Name	Business Address	Principal Occupation or Business	Citizenship/Jurisdiction of Formation
Kenneth L. Harris (“Harris”)	c/o Cesca Therapeutics Inc. 2711 Citrus Road Rancho Cordova, CA 95742	Director, President of the Issuer	USA

d.	The Reporting Person has not, within the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction.

The Reporting Person is amending the Schedule 13D Amendment 1 to terminate the Reporting Group. The recent progress the Board of Directors of the Issuer has made in appointing an interim CEO and seeking the recruitment of a biotechnology/therapeutic Chief Executive is a positive step towards increasing shareholder value, but he intends to closely monitor developments at the Issuer. The Reporting Person recommends that Michael Rhein be appointed as an independent director of the Issuer in accordance with the terms of the Merger Agreement with TotipotentRX. The Reporting Person recommends that the Board of Directors restore the right of a 10% stockholder to call a special meeting of stockholders, which they removed from the Bylaws on October 22, 2014, with the Reporting Person dissenting. The Reporting Person may make other recommendations regarding corporate strategy, capital allocation, financial performance and recommendations with respect to the composition of the Board of Directors.

The Reporting Person, subject to and depending upon availability of prices he deems favorable, may purchase additional Shares of the Issuer from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Person to do so, he reserves the right to dispose of the Shares held by him, upon expiration of any applicable lockups, in the open market or in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

Subject to ongoing evaluation, except as indicated above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported as beneficially owned by the Reporting Person is based on 40,268,511 Shares outstanding, as of October 23, 2014, which is the total number of Shares outstanding as reported in the Company’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on October 28, 2014. The following table sets forth the aggregate number and percentage of the Issuer’s Shares beneficially owned by the Reporting Person:

Reporting Person	Shares Beneficially Owned	Percentage
Harris	4,547,102*	11.3%

* Does not include 50,000 shares of restricted stock held by the Reporting Person

(b) The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Power of Disposition	Shared Power of Disposition
Harris	4,547,102*	0	4,547,102*	0

(c)	Reporting Person has not purchased or sold any Shares within the last sixty (60) days.

(d)	Not applicable.

(e)	As of November 17, 2014, the Reporting Persons set forth in Amendment No. 1 no longer constituted a “group” and accordingly, EMT, Rhein, AsGe, Rehra and Cohan ceased to be Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has no contracts, arrangements, understandings or relationship with respect to securities of Issuer.

Item 7.	Materials to be Filed as Exhibits.

Not applicable.

CUSIP No.: 157141103	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2014

/s/Kenneth L. Harris*

Kenneth L. Harris

* By Anne G. Plimpton

Attorney in Fact